SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON NOVEMBER 4TH, 2008
(in summary version)

DATE, TIME AND PLACE: November 4th, 2008, at 12:45 p.m. hours in the Avenida Giovanni Gronchi, no.7143, 8th Floor, City and State of Sao Paulo.

ATTENDANCE: The Board of Directors of TIM Participações S.A. was gathered at the date, time and place above mentioned, in the presence of all its members, Mr. Gabriele Galateri di Genola, Mr. Carmelo Furci, Mr. Mario Cesar Pereira de Araujo, Mr. Stefano Ciurli, Mr. Josino de Almeida Fonseca, Mr. Isaac Selim Sutton and Mr. Maílson Ferreira da Nóbrega. As provided for in section 29, second paragraph of the Company's By-laws, Mr. Stefano Ciurli participated by conference call. Also attended the meeting Mr. Miguel Roberto Gherrize, Chairman of the Company´s Statutory Audit Committee / Audit Committee and the Secretary of the Board, Ms. Alessandra Catanante.

BOARD: Mr. Gabriele Galateri di Genola - President and Ms. Alessandra Catanante - Secretary.

AGENDA: (1) Relevant notices to the Board of Directors, (2) Management report and financial quarterly information raised in the Company's September 30, 2008, (3) Issues related to the Ibirapuera Auditorium, (4) Set the by-laws subsidiaries of TIM Celular S.A. and TIM Nordeste S.A., (5) Other matters related to the items of the agenda or even general interest of the Company.

RESOLUTIONS: Upon review and discussion of the matters included in the agenda and the related material, the Board Members deliberated by unanimity of votes and with no restrictions: (1) know (i) the activities carried out in the first meeting of the Compensation Committee and the Internal Control and Corporate Governance, and (ii) the presentation by Chief Executive Officer on items of interest to the Board of Directors, (2) approve the management report and the financial quarterly information of the Company lifted on 30 September 2008, which were submitted to a limited review by independent auditors of the Company, Directa Auditores, (3) know items related to the Ibirapuera Auditorium, as archived material at the headquarters of the Company, (4) take note of the proposed wording of the articles 3 and 20 of the Subsidiaries TIM Celular S.A. and TIM Nordeste S.A. by-laws, to be taken for approval in the Subsidiaries Shareholders’ Meeting; (5) no other matter has been deliberated by the Board Members. The Board Members authorized the Officers of the Company to practice all acts, and conclude the necessary tools to accomplish the deliberated items above.

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CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted, read, approved and signed by the attending Board Members. Board Members: Mr. Gabriele Galateri di Genola, Mr. Carmelo Furci, Mr. Mario Cesar Pereira de Araujo, Mr. Stefano Ciurli, Mr. Josino de Almeida Fonseca, Mr. Isaac Selim Sutton and Mr. Maílson Ferreira da Nóbrega.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Sao Paulo / SP, November 4th, 2008.

ALESSANDRA CATANANTE
Secretary of the Board

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 05, 2008	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.